UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

GSK plc
(the 'Company')

Publication of Annual Report 2025

The Company has today published on its website https://annualreport.gsk.com its Annual Report for the year ended 31 December 2025 ('Annual Report 2025').

In compliance with Listing Rule 6.4.1R of the UK Financial Conduct Authority ('FCA'), the Annual Report 2025 has been submitted to the FCA's National Storage Mechanism ('NSM') and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

A hard copy version of the Annual Report 2025 and the Notice of Annual General Meeting 2026 ('AGM Notice') will be sent to those shareholders who have elected to receive paper communications on or around 25 March 2026. The AGM Notice will be made available to shareholders who have not elected to receive paper communications on the same date.

This announcement is not a substitute for reading the Annual Report 2025 in full.

Additional Information

For the purposes of complying with the FCA's Disclosure Guidance and Transparency Rules ('DTRs') and the requirements imposed on issuers through the DTRs, information required to be communicated with the media in unedited full text was included in the Annual Report 2025. The Annual Report 2025 was submitted to the NSM and will shortly be available for inspection. It is also available on the Company's website as noted above.

This announcement is made in accordance with DTR 6.3.5R(1A).

V A Whyte
Company Secretary

5 March 2026

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

Registered in England & Wales:

No. 3888792

Registered Office:

79 New Oxford Street

London

WC1A 1DG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: March 05, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc